UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On January 7, 2025, Tantech Holdings Ltd (the “Company”) entered into inducement agreements (each, an “Inducement Agreement”) with certain holders (the “Holders”) of the Company’s Series A warrants, exercisable for an aggregate of 16,046,466 of the Company’s common shares, no par value per share (the “Common Shares”), originally issued pursuant to a securities purchase agreement dated April 22, 2024 and having a current exercise price of $0.1612 (such Series A warrants, the “Existing Warrants”).

Pursuant to the Inducement Agreements, the Company agreed, as consideration for exercising all or part of the Existing Warrants held by any such Holder, to issue to such Holder one or more new Series A common share purchase warrants, exercisable for up to a number of Common Shares equal to 150% of the number of Existing Warrants Shares issued upon exercise of the Existing Warrants pursuant to the terms of the Inducement Agreements (such warrants, the “New Warrants” and such Common Shares issuable upon exercise thereof, the “New Warrant Shares”). Under the terms of the Inducement Agreements, the Holders may exercise up to an aggregate of 16,046,466 Existing Warrants (subject to the beneficial ownership limitation of 4.99% (or 9.99% upon election by a Holder prior to the issuance of any New Warrants)) on or before January 21, 2025. If the Holder exercise all of their Existing Warrants pursuant to the Inducement Agreement, the Company will receive aggregate gross proceeds of up to approximately $2.6 million.

The New Warrants are exercisable immediately following issuance and have an exercise price of $0.20. The New Warrants will expire 5.5 years from the date of issuance. The exercise price and the number of New Warrant Shares are subject to adjustment upon the occurrence of certain events, including stock dividends, share splits, business combination or similar recapitalization transactions, or other similar transactions. The exercise price of the New Warrants is also subject to an adjustment in the event that the Company issues or is deemed to issue common shares for less than the applicable exercise price of the New Warrants. Additionally, the exercise price will be adjusted on the Reset Date (as defined in the New Warrant) and upon a Share Combination Event (as defined in the New Warrant). Upon such reset of the exercise price or adjustment upon a Share Combination Event, the number of New Warrant Shares will be proportionately increased such that the aggregate exercise price payable for the adjusted number of New Warrant Shares will be the same as the aggregate exercise price on the date of issuance for the New Warrant Shares. Any exercise price adjustment and reset will be subject to a floor price equal to $0.1612 per share (which price shall be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction). Pursuant to the Inducement Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of New Warrant Shares underlying the New Warrants.

The New Warrants described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. Based in part upon the representations of the Holders in the Inducement Agreement, the offering of the New Warrants were exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act.

The foregoing descriptions of each of the Inducement Agreement and the New Warrant do not purport to be complete and are each qualified in their entirety by reference to the full text of the forms of the Inducement Agreement and the New Warrant, copies of which are filed as Exhibits 10.1 and 4.1, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

Exhibit Number	Description of Exhibit
4.1	Form of New Series A Warrant
10.1	Form of Inducement Agreement by and between Tantech Holdings Ltd and Holder(s)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: January 8, 2025	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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